File No. 70-

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                           The National Grid Group plc
                               National Grid House
                                Kirby Corner Road
                                Coventry CV4 8JY
                                 United Kingdom

                           New England Electric System
                                25 Research Drive
                        Westborough, Massachusetts 01582


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                    (Name of companies filing this statement
                  and addresses of principal executive offices)

                         The National Grid Group plc
                             National Grid House
                              Kirby Corner Road
                               Coventry CV4 8JY
                                United Kingdom



                  ---------------------------------------------
                 (Name of top registered holding company parent)



Jonathan M. G. Carlton                  Douglas W. Hawes
The National Grid Group plc             Joanne C. Rutkowski
National Grid House                     Sheri E. Bloomberg
Kirby Corner Road                       LeBoeuf, Lamb, Greene & MacRae, L.L.P.
Coventry CV4 8JY                        New York, NY  10019
United Kingdom                          Telephone:  212-424-8000
Telephone:  011-44-1203-423-006         Facsimile:   212-424-8500
Facsimile:   011-44-1203-423-026

National Grid (USA) Inc.
10th Floor
Oliver Building
2 Oliver Street
Boston, MA  02109

                                        Clifford M. Naeve
Michael E. Jesanis                      Judith A. Center
Kirk L. Ramsauer                        Skadden, Arps, Slate, Meagher
New England Electric System                  & Flom L.L.P.
25 Research Drive                       1440 New York Avenue, N.W.
Westborough, Massachusetts  01582       Washington, D.C.  20005




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                 (Names and addresses of agents for service)

                              TABLE OF CONTENTS

Item  1.  Description of Proposed Merger
      A.    Introduction
            1.    General Request
            2.    Overview of Merger
      B.    Description of the Parties to the Merger
            1.    National Grid
            2.    NEES
      C.    Description of the Merger
            1.    Background
            2.    Merger Agreement
            3.    Corporate Structure for the Merger
            4.    Financing the Merger
      D. Management and Operations of National Grid and NEES Following the Merger
      E.    Industry Restructuring Initiatives Affecting U.S. Operations

Item  2.  Fees, Commissions and Expenses

Item  3.  Applicable Statutory Provisions
      A.    Legal Analysis
            1.    Section 10(b)
                  a.    Section 10(b)(1)
                        i.    Interlocking Relationships
                        ii.   Concentration of Control
                  b.    Section 10(b)(2) -- Fairness of Consideration
                  c.    Section 10(b)(2) -- Reasonableness of Fees
                  d.    Section 10(b)(3)
            2.    Section 10(c) a. Section 10(c)(1) b. Section 10(c)(2)
            3.    Section 10(f)
      B.    Other Statutory Provisions

Item  4.  Regulatory Approvals
      A.    Antitrust
      B.    Federal Power Act
      C.    Atomic Energy Act
      D.    Exon-Florio
      E.    State Public Utility Regulation

Item  5.  Procedure




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Item  6.  Exhibits and Financial Statements
      A.    Exhibits
      B.    Financial Statements

Item  7.  Information as to Environmental Effects



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

ITEM 1.     DESCRIPTION OF THE PROPOSED MERGER

      A.    Introduction

            This Application/Declaration seeks approvals relating to the proposed acquisition of New England Electric System ("NEES"), a Massachusetts business trust, by The National Grid Group plc ("National Grid"), a public limited company incorporated under the laws of England and Wales, pursuant to which NEES and its subsidiaries will become subsidiaries of National Grid (the "Merger"). Following consummation of the Merger, National Grid will register with the Securities and Exchange Commission (the "Commission") as a holding company under Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"). NEES is currently a holding company registered under
Section 5 of the Act and will remain as such following consummation of the Merger.(1) On February 1, 1999, NEES announced that it had entered into an agreement to acquire all of the outstanding common stock of Eastern Utilities Associates ("EUA"), a holding company registered under the Act. Consummation of the merger between NEES and EUA is not conditional on, and is proceeding independently from, the closing of the Merger. Authorization under the Act for NEES' acquisition of EUA will be the subject of a separate application to the Commission by NEES.

            1.    General Request

            Pursuant to Sections 9(a)(2) and 10 of the Act, the Applicants hereby request authorization and approval of the Commission to acquire, by means of the Merger, the issued and outstanding common stock of the subsidiaries of NEES that are public utility companies within the meaning of the Act, namely New England Power Company ("NEP"), Massachusetts Electric Company ("Mass. Electric"), The Narragansett Electric Company ("Narragansett"), Granite State Electric Company ("Granite State"), Nantucket Electric Company ("Nantucket"), New England Electric Transmission Corporation ("NEET"), New

--------
      (1) As explained more fully herein, the Merger structure will involve the use of a number of intermediate companies which have not yet been formed. The application will be amended to reflect these entities as they are formed. The intermediate companies, together with National Grid and NEES, are referred to as the "Applicants."



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England Hydro-Transmission Corporation ("N.H. Hydro"), New England
Hydro-Transmission Electric Company, Inc. ("Mass. Hydro") and Vermont Yankee Nuclear Power Corporation. The Applicants also hereby request that the Commission approve (i) the acquisition by the Applicants of the non-utility activities, businesses and investments of NEES and the retention of National Grid's existing non-utility activities, businesses and investments; (ii) certain acquisition-related financing matters, and (iii) certain amendments to the NEES standard form of service company agreement.

            2.    Overview of the Merger

            Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 11, 1998 by and among National Grid, NGG Holdings LLC, a Massachusetts limited liability company and a wholly owned subsidiary of National Grid, and NEES, NGG Holdings LLC will be merged with and into NEES with NEES as the surviving entity. As a result of the Merger, NEES will become an indirect, wholly owned subsidiary of National Grid. The proposed corporate structure of National Grid after the Merger is discussed in more detail in Item 1.E below.

            As consideration for each common share of NEES outstanding at the time of the Merger, the NEES shareholders will receive $53.75 per share in cash, plus up to an additional $0.60 in cash per share if the Merger is not consummated within six months after the NEES shareholders approve the Merger, calculated at a rate of $0.003288 for each day that the Merger closing is delayed past the end of the six month period. The NEES shareholders will not obtain any stock consideration from National Grid in the Merger.

            As discussed in more detail in Item 3.A. below, in addition to providing substantial value to NEES shareholders as described above, the Merger will produce substantial benefits to the public interest and to consumers in New England, as well as the shareholders of National Grid, by combining a company with demonstrated expertise in operating in a competitive environment with a company that having divested the bulk of its generation assets and operating in states where deregulation initiatives are advanced is well positioned to compete.



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            The Merger must be approved by the shareholders of NEES and National
Grid, as well as by the Federal Energy Regulatory Commission (the "FERC"), the Nuclear Regulatory Commission (the "NRC"), the Vermont Public Service Board (the "VPSB") and the Connecticut Department of Public Utility Control (the "CDPUC"). While the express approval of the Massachusetts Department of Telecommunications and Energy (the "MDTE") and the Rhode Island Public Utility Commission (the "RIPUC") are not required, the parties to the Merger actively will seek support from those agencies in connection with the 1935 Act authorizations sought herein. In addition, Granite State and NEP have made representations to the New Hampshire Public Utilities Commission ("NHPUC") that the Merger will not adversely affect their rates, terms, service or operations. Finally, the Merger is subject to review by the Antitrust Division of the Justice Department and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and by the Committee on Foreign Investments in the United States under the Exon-Florio Provisions of the Omnibus Trade and Competitiveness Act of 1988.

      B.    Description of the Parties to the Merger

            1.    National Grid

            National Grid is a holding company formed in 1989. Its principal subsidiary, The National Grid Company plc, a public limited company formed under the laws of England and Wales ("National Grid Company") was created as a result of the privatization and restructuring of the British electric system. National Grid's ordinary shares are listed on the London Stock Exchange (the "LSE") and National Grid has an unsponsored American Depositary Receipt ("ADR") program pursuant to which a relatively small amount of its shares trade in the United States as ADRs. National Grid is preparing the necessary documentation which will enable it to become listed on the New York Stock Exchange through a full ADR program sometime prior to the closing of this transaction.

            National Grid has the following direct subsidiary companies:(2)
--------
      2 Attached as Exhibit J-1 is a description of the direct and indirect subsidiary companies of National Grid and the basis for retention of each.

      National Grid intends to put in place a subholding company over its interests (other than the NEES companies). The particulars of the new entity will be filed by amendment.



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

            a. National Grid Company -- As part of the U.K. government's privatization efforts, the Central Electricity Generating Board, which owned and operated the vast majority of electric generation and transmission facilities in England and Wales, was split into three competing generation companies, and an independent transmission company, National Grid Company. As a result, National Grid Company is the only transmission company in England and Wales and now owns 4,300 miles of overhead transmission lines and 400 miles of underground cables, all in England and Wales, as well as interconnections with Scotland and France. The principal functions of National Grid Company in the competitive British power supply market are to provide transmission services on a for-profit, non-discriminatory basis, and to maintain and make all needed improvements to optimize access to that system; to procure ancillary services on the transmission system; to match demand and supply; to manage the daily system of half-hourly bids for competing generators; and to calculate market prices and make the payments due from each day's energy trading. National Grid Company is subject to regulatory controls overseen by the Director General of Electricity Supply with regard to the prices it may charge for transmission services in England and Wales. The current transmission price control arrangements for National Grid Company are expected to remain in force until March 31, 2001.

            b. National Grid Insurance Limited, is an insurance subsidiary formed in connection with the self-insured retention of National Grid Company's transmission assets. National Grid owns all of the outstanding ordinary shares of National Grid Insurance Limited, with preference shares held by Barclays Bank.

            c. National Grid International Limited, is an intermediate holding company for certain of the overseas operations of National Grid.



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

            d. The National Grid Group Quest Trustees Limited is the trustee company for National Grid's qualifying employee share ownership trust.

            e. NGG Telecoms Limited holds National Grid's interest (currently at 48.3%) in Energis plc ("Energis"), a telecommunications company focusing on the business marketplace in the United Kingdom.

            f. Natgrid Finance Limited provides financial management services to National Grid.

            A chart of National Grid and its subsidiaries is attached hereto as Exhibit E-3.

            2.    NEES

            NEES is organized and exists as a voluntary association created under the laws of the Commonwealth of Massachusetts on January 2, 1926. NEES's principal executive office is located at 25 Research Drive, Westborough, Massachusetts 01582.

            NEES is a holding company registered under Section 5 of the 1935 Act, and it and its subsidiaries are subject to the broad regulatory provisions of the Act. Various NEES subsidiaries are also subject to regulation by (i) the FERC under the Federal Power Act ("FPA") with respect to wholesale sales and transmission of electric power, construction and operation of hydroelectric project, and accounting and other matters, and (ii) various state regulatory commissions, as discussed below. In addition, the activities of nuclear facilities in which NEES and its subsidiaries have ownership interests are regulated by the NRC.

            The common stock, par value of $1.00 per share, of NEES is listed on the New York Stock Exchange and the Boston Stock Exchange. As of December 31, 1998, there were 59,171,015 shares of NEES common stock outstanding. On a consolidated basis at the end of 1998, NEES had total assets of $5.07 billion, net utility assets of $2.5 billion, total operating revenues of $2.42 billion, utility operating revenues of $2.24 billion, and net income of $190 million.



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

            NEES owns all of the voting securities of the following four distribution subsidiaries, Mass. Electric, Narragansett, Granite State and Nantuckett, and 99.71 percent of the outstanding voting securities of its principal transmission subsidiary, NEP. The NEES system covers more than 4,500 square miles with a population of approximately 3,000,000. At December 31, 1998, NEES and its subsidiaries had approximately 3,540 employees.

            a. Mass. Electric is a public utility company engaged in the delivery of electric energy to approximately 980,000 customers in an area comprising approximately 43 percent of Massachusetts. Mass. Electric's service area consists of 146 cities and towns, including the highly diversified commercial and industrial cities of Worcester, Lowell and Quincy. The population of the service area is approximately 2,160,000, or 36 percent of the total population of the state. During 1997, 40 percent of Mass. Electric's revenues from the sale of electricity was derived from residential customers, 38 percent from commercial customers, 21 percent from industrial customers and 1 percent from others. In 1997, the utility's 20 largest customers accounted for approximately 7 percent of its electric revenues. At the end of 1997, Mass. Electric had total assets of $1.41 billion, operating revenues of $1.6 billion and net income of $65.8 million. Mass. Electric is subject to regulation by the FERC and the MDTE.

            b. Narragansett is a public utility company engaged in the delivery of electric energy to approximately 330,000 customers in Rhode Island. Its service area covers about 839 square miles, or 80 percent of the area of the state, and encompasses 27 cities and towns, including Providence, East Providence, Cranston and Warwick. The population of the service area is approximately 725,000 or 72 percent of the total population of the state. During 1997, 43 percent of Narragansett's revenues from the sale of electricity was derived from residential customers, 41 percent from commercial customers, 14 percent from industrial customers, and 2 percent from others. In 1997, the 20 largest customers of Narragansett accounted for approximately 9 percent of its electric revenues. At the end of 1997, Narragansett had total assets of $712.9 million, operating revenues of $520 million and net income of $27.9 million. Narragansett is subject to regulation by the FERC, the RIPUC and the Rhode Island Division of Public Utilities and Carriers ("RIDIV").



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

            c. Granite State is a public utility company engaged in the delivery of electric energy to approximately 36,000 customers in 21 New Hampshire communities. The Granite State service territory has a population of approximately 73,000 and includes the Salem area of southern New Hampshire and several communities along the Connecticut River. During 1997, 48 percent of Granite State's revenues from the sale of electricity was derived from commercial customers, 38 percent from residential customers, 13 percent from industrial customers, and 1 percent from others. In 1997, the 10 largest customers of Granite State accounted for approximately 19 percent of its electric revenue. At the end of 1997, Granite State had total assets of $58.3 million, operating revenues of $68.8 million, and net income of $2.2 million. Granite State is subject to regulation by the FERC and the NHPUC.

            d. Nantucket provides electric utility service to approximately 10,000 customers on Nantucket Island in Massachusetts. Nantucket's year-round population is approximately 6,000, with a summer peak of approximately 40,000. Nantucket's service area covers the entire island. During 1997, 61 percent of Nantucket's revenues from the sale of electricity was derived from residential customers, 37 percent from commercial customers and 2 percent from others. At the end of 1997, Nantucket had total assets of $42.1 million, operating revenues of $14.6 million, and net income of $503,000. Nantucket is subject to regulation by the FERC and the MDTE.

            e. NEP is principally engaged in purchasing, transmitting and selling electric energy at wholesale. In 1997, 91 percent of NEP's electric sales revenues was derived from sales for resale to affiliated companies and 9 percent from sales for resale to municipal and other utilities. NEP has recently completed the sale of substantially all of its non-nuclear generating business and currently is attempting to sell its minority interests in three operating nuclear power plants and one fossil-fueled generating station in Maine.(3)

--------
      3 NEP is also a holding company because it owns more than 10 percent of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility. NEP also has minority interests in Yankee Atomic Electric Company, Maine Yankee Atomic Power Company and Connecticut Yankee Atomic Power Company, all of which have permanently ceased operations. NEP is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25,
1955); Connecticut Yankee Atomic Power Company, Holding Co. Act Release No. 14768 (Nov.
15, 1963).



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

At the end of 1998, NEP had total assets of $2.41 billion, operating revenues of $1.2 billion and net income of $122.9 million. NEP is subject, for certain purposes, to regulation by the SEC, the FERC, the NRC, the RIDIV, the MDTE, the NHPUC, the VPSB, the CDPUC, and the Maine Public Utilities Commission.



            f. New England Electric Transmission ("NEET"), a wholly owned subsidiary of NEES, owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire.

            g. New England Hydro-Transmission Corporation ("N.H. Hydro"), in which NEES holds 53.97% of the common stock, operates 121 miles of high-voltage direct current transmission line in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. At the end of 1997, N.H. Hydro had total assets of $139.16 million, operating revenues of $32.4 million, and net income of $5.2 million.

            h. New England Hydro-Transmission Electric Company ("Mass. Hydro"), 53.97% of the voting stock of which is held by NEES, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission line in Massachusetts. At the end of 1997, Mass. Hydro had total assets of $169 million, operating revenues of $41.1 million, and net income of $8.2 million.

                  o New England Hydro Finance Company, Inc. ("NE Hydro Finance") is owned in equal shares by Mass. Hydro and N.H.



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

                        Hydro and provides the debt financing required by the owners to fund the capital costs of their participation in the Interconnection.

            i. NEES Communication, Inc. ("NEESCom") is an exempt telecommunications company that provides telecommunications and information-related goods and services. NEESCom holds a license issued by and is subject to regulation by the Federal Communications Commission. NEESCom plans to focus on the fiber optics, cable and infrastructure sectors of the telecommunications industry. At the end of 1997, NEESCom had total assets of $403,000 and a net loss of $643,000.

            j. NEES Global, Inc. ("NEES Global") is a wholly-owned nonutility subsidiary of NEES that provides consulting services and product licenses to unaffiliated utilities in the areas of electric utility restructuring and customer choice. NEES Global also leases water heaters through its subsidiary, New England Water Heater Co. At the end of 1997, NEES Global had total assets of $5.19 million and a net loss of $3.8 million for the year.

            k. NEES Energy, Inc. ("NEES Energy") is a wholly-owned marketing subsidiary of NEES.

                  o AllEnergy Marketing Company, L.L.C. ("AllEnergy") is an indirect, wholly-owned subsidiary of NEES. NEES Energy owns 99 percent of the voting securities of AllEnergy; NEES Global owns the remaining 1 percent. AllEnergy markets energy products and provides a wide range of energy-related services including, but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, operation, design, engineering and consulting to customers in the competitive power markets of New England and New York.

            l. Granite State Energy, Inc. ("Granite State") is a wholly-owned nonutility marketing subsidiary of NEES. Granite State provides a range of energy and energy-related services, including: sales of electric energy, audits, power quality, fuel supply, repair, maintenance, construction, design, engineering and consulting. At the end of 1997, Granite State had total assets of $232,000, operating revenues of $590,000 and a net loss of $128,000.

            m. New England Water Heating Company is engaged in the rental, service, sale and installation of water heaters.

            n. New England Power Service Company ("Service Company"), provides a variety of administrative and consulting services for the NEES system pursuant to a service agreement approved by the Commission in accordance with the requirements of Rule 90. At the end of 1997, Service Company had total assets of $91.36 million and net income of $1.8 million.

              Narragansett and NEP (and AllEnergy) are members of the New England Power Pool ("NEPOOL"). Mass. Electric, Nantucket and Granite State participate in NEPOOL through NEP. The FERC recently has approved a restructuring of NEPOOL involving (i) the formation of an Independent System Operator that will control the transmission facilities owned by the NEPOOL public utility members and administer the NEPOOL open-access transmission tariff and (ii) the operation of a power exchange that will embody a competitive wholesale power market. New England Power Pool, 85 FERC P. 61,379 (Dec. 17,
1998).

            A chart of the organization of NEES is attached hereto as Exhibit
E-4.

      C.    Description of the Merger

            1.    Background

            National Grid has been seeking opportunities to develop earnings from outside the UK transmission business by applying its core skills in the development and management of infrastructure assets and systems. The Merger is a major step toward realizing those goals.
From National Grid's perspective, NEES:



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

      o represents a significant investment in an efficient, focused transmission and distribution business with a strong operational track record, which will benefit further from National Grid's core skills;

      o enhances National Grid's earnings per share, before the amortization of goodwill, and significantly enhances National Grid's cash flow per share immediately following acquisition;

      o provides the right point of entry into the U.S. for National Grid, given New England's favorable economic climate and its more advanced state of regulatory evolution towards performance-based regulation;

      o brings National Grid a high-quality management team with proven distribution expertise and a shared view of the industry's future development in the Northeast U.S.; and

      o provides an excellent regional platform for growth in transmission and distribution.

            The Applicants believe that National Grid and NEES have complementary skills that can be used to benefit the public interest, as well as the interest of investors and consumers, the "protected interests" under the Act. National Grid has considerable experience:

      o operating as a facilitator of competition in a regulatory environment that promotes and rewards efficiency; and

      o improving system performance through investing in and managing complex transmission system networks and the sophisticated software systems that control the networks in real time.

National Grid believes that this experience complements NEES' proven expertise in operating efficient distribution businesses in an evolving regulatory environment and will provide it with an important competitive advantage both in developing its U.S. transmission and distribution



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

business and pursuing opportunities elsewhere. Both National Grid and NEES are committed to providing reliable and efficient service and enhancing overall performance standards for the benefit of customers and shareholders.

            2.    Merger Agreement

            The Merger Agreement provides that NGG Holdings LLC, an indirect, wholly owned subsidiary of National Grid, will be merged with and into NEES, which shall survive as an indirect, wholly owned subsidiary of National Grid. Under the terms of the Merger Agreement, each outstanding NEES common share, other than shares held by NEES as treasury stock or held by any other NEES subsidiary and shares held by National Grid or any of its subsidiaries, but including all common shares held as treasury shares under a rabbi trust maintained by NEES to satisfy certain benefit obligations, will converted into the right to receive $53.75 in cash per share. This cash payment will increase by $0.003288 over share, up to a maximum price of $54.35 per share for each day completion of the Merger is delayed longer than six months after approval of the Merger by NEES shareholders. The Merger is subject to customary closing conditions, including receipt of all necessary regulatory approvals, including the approval of the Commission.

            3.    Corporate Structure for the Merger

            As stated above, the Merger is structured as the indirect acquisition of NEES by National Grid. Promptly after the Merger is consummated, National Grid currently intends to convert NEES from a Massachusetts business trust into a more conventional business corporation. This conversion may result in NEES having a different corporate name. All references contained in this Application/Declaration to NEES after consummation of the Merger refer to NEES and its potential corporate successor. The companies (the "Intermediate Companies") in the corporate structure between National Grid and NEES create a structure typical for U.K. cross-border transactions and exist solely for the purpose of creating an economically efficient and viable structure for the transaction and the ongoing operations of NEES. The proposed structure as currently planned and specific function of each of the Intermediate Companies is set forth in Exhibit J-2 hereto. The Applicants note that certain



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

adjustments in the structure may be necessary to reflect tax and accounting changes as well as management decisions prior to consummation of the Merger. Material changes between the date of this Application/Declaration and the consummation of the Merger will be reflected in a pre-effective amendment hereto. National Grid's direct and indirect interest in each of the Intermediate Companies will flow through loans and equity interests similar to those indicated on Exhibit J-2. It should be noted that under this structure there will be no outside, third party interests, including no lenders, no minority equity interest holders and no customers, in Intermediate Companies. Moreover, each of the Intermediate Companies have been formed solely for the purpose of holding a direct or indirect interest in NEES or other U.S. operations of National Grid.

            4.    Financing the Merger

            National Grid intends to finance the acquisition of NEES through a combination of borrowings under existing bank facilities and other internal cash sources. Given the price escalation provisions of the Merger Agreement and the nature of the transaction, the exact cash purchase price to be paid to NEES shareholders in the aggregate will depend on the timing of the closing of the Merger as well as the number of NEES shares outstanding at that time. However, it is expected that the acquisition price will be approximately $3.2 billion. On March 5, 1999, National Grid entered into a fully committed bank facility with six banks providing for up to $2.750 billion in borrowings, plus a further $250 million available to National Grid only. The facility has a maturity of 3 to 5 years. Each of these banks is a sophisticated commercial lender and the facilities were negotiated at arms' length. It is expected that additional banks will be added to the facility and subsequent syndication may bring the number of banks involved up to 40. These facilities were established both for funding the acquisition and to provide other working capital needs for National Grid. In addition, National Grid will have access to other internal sources of funds for the acquisition, namely existing cash balances. As of February 28, 1999, the National Grid Group had on hand deposits of $1,538 million.

      D.    Management and Operations of National Grid and NEES Following the
            Merger

            1.    National Grid

            Following consummation of the Merger, National Grid will become the parent company to NEES. All of National Grid's other operations will remain unchanged in the Merger. The Merger Agreement provides that at the effective time of the Merger, National Grid will appoint Richard P. Sergel, the NEES president and chief executive officer and one additional NEES director to National Grid's board of directors. The management of National Grid shall otherwise remain unchanged by the Merger.

            Upon consummation of the Merger, National Grid and the other Applicants will register as holding companies under Section 5 of the Act. It is intended that National Grid Company and National Grid International Limited and certain of its subsidiaries will be qualified as foreign utility companies within the meaning of Section 33 of the Act. It is also intended that NGG Telecoms Limited and certain subsidiaries of National Grid International Limited will be qualified as exempt telecommunications companies within the meaning of
Section 34 of the Act.

            2.    NEES

            Following consummation of the Merger, NEES will become an indirect wholly owned subsidiary of National Grid and its common shares will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the New York Stock Exchange and the Boston Stock Exchange. The NEES Agreement and Declaration of Trust shall continue in full force and effect as the Agreement and Declaration of Trust of NEES as the surviving entity in the Merger, until thereafter amended or revised in accordance with its terms. The Merger Agreement provides that the headquarters of NEES as the surviving entity will remain in Massachusetts, with offices for utility operations in Massachusetts, Rhode Island and New Hampshire. The post-Merger NEES board of directors will be comprised of up to nine members designated from among the officers of National Grid and NEES, as mutually agreed by National Grid and NEES. In addition, the then-current outside directors of NEES will be appointed to an advisory board to be maintained for at least two years after the effectiveness of the Merger. The function of the advisory board will be to advise the surviving entity's board of directors with respect to general business opportunities and activities in the surviving entity's market area as well as customer relations issues. NEES will remain a registered holding company under the Act.

      E.    Industry Restructuring Initiatives Affecting U.S. Operations.

            NEES' public utility subsidiaries operate in states in which electric utility restructuring has advanced significantly over the past year and a half. The Applicants believe that these restructuring efforts will continue to lead to significant changes in the electric utility industry in New England and will serve as models for restructuring efforts in other parts of the nation.

            Starting in 1996 and continuing through 1998, restructuring legislation was passed in Massachusetts, Rhode Island and New Hampshire relating to competition and customer choice of power suppliers, recovery of stranded costs by utilities and reductions in rates. During this period, and in some cases prior to the enactment of legislation, NEES' public utility subsidiaries entered into settlement agreements with their relevant state regulators relating to corporate restructuring and the introduction of retail access to competitive power suppliers. The settlement agreements were also approved by the FERC. The overriding principle in this restructuring was that the transition to full competition at the retail level should be accomplished by separating generation from transmission to create a regime of independent transmission companies with a competitive market for power suppliers. Accordingly, NEES and its subsidiaries committed to the divestiture of all generating facilities, including all nuclear plants, to the extent practicable. As noted above, in 1998, NEP and Narragansett completed the sale of substantially all non-nuclear generation facilities, including obligations under power purchase and sale agreements, to USGen New England, Inc. As a result of this divestiture, NEES is now primarily a transmission and distribution system operating in a region undergoing significant restructuring. National Grid is the world's largest privately owned independent transmission company, has participated in the transition to a competitive electric market in England and Wales and now has had nine years experience in operating in a competitive environment. The industry restructuring that is occurring in New

England is a critical factor in understanding the rationale and benefits of the Merger, which are discussed in detail in Item 3.A.2.b below.

            Pursuant to its settlement and in accordance with legislation enacted in Massachusetts in late 1997, starting in March, 1998, customers of Mass. Electric were able to choose their power supplier. The legislation requires electric utilities to provide customers who do not choose a power supplier with standard offer service at prices that produce a 10 percent rate reduction from the prices that were in effect in 1997. The legislation also requires the rate reductions to increase to 15% (in real terms over 1997 prices) on or before September of 1999. The settlement and legislation also authorized the recovery of stranded costs resulting from the introduction of customer choice. The MDTE approved the settlement and found it to be consistent with the legislation. A November 1998 referendum on the ballot in Massachusetts calling for the repeal of the Massachusetts statute was defeated by the voters.

            Under the Massachusetts settlement agreement providing for customer choice, recovery of NEP's stranded costs is allowed through a contract termination charge billed to Mass. Electric and Nantucket, which is in turn collected by Mass. Electric and Nantucket from all retail delivery customers. The Massachusetts settlement agreement also required the relevant NEES companies to divest all of their generation and related properties, and the companies completed the sale of their non-nuclear generating assets to USGen New England in 1998. The net proceeds of such sale were used to reduce the transition access charge from 2.8 cents per kWh initially reflected in the settlement. In addition, NEES's oil and gas properties were sold to Sameden Oil Corporation as of January 1, 1998. Through power purchase contracts with USGen New England, Inc. and TransCanada Power Marketing Ltd., Mass. Electric is providing transition services to customers who do not choose a power supplier. The Massachusetts settlement agreement and related transactions were approved by the MDTE and the FERC.

            The State of Rhode Island enacted restructuring legislation in 1996, allowing certain customers in the state to choose power suppliers pursuant to a phase in schedule that is now complete. NEP and Narragansett entered into a settlement agreement with the RIPUC and RIDIV to implement the legislation on terms similar to the Massachusetts settlement agreement with respect to divestiture, stranded cost recovery and transition services. This settlement agreement was approved by the FERC.

            While restructuring efforts in New Hampshire began early, with the passage of legislation in 1996, regulatory efforts have largely been halted as a result of litigation by other in-state utilities. Granite State entered into a settlement with the Governor of New Hampshire and several public interest and customer groups in July 1998 that provided all of its customers with the right to choose their electricity suppler and guaranteed a rate reduction of 10 percent. Following the sale of the system's non-nuclear generation facilities, additional savings were passed on to Granite State's customers. Under the settlement transition service was to be provided by Granite State for a two and one-half year period. In January 1999, following an auction process, Granite State selected Constellation Power Source as the supplier for its transition service offer, replacing USGen New England. Again, this settlement agreement was approved by the NHPUC and FERC.

Item 2.     Fees, Commissions and Expenses

                                                                     Thousands

Accountants' fees

Legal fees and expenses

Shareholder communication and proxy solicitation expenses

Investment bankers' fees and expenses

Consulting fees

Miscellaneous

      Total  (to be filed by amendment)

            The total fees, commissions and expenses expected to be incurred in connection with the Merger are estimated to be approximately $37 million.



Item 3.     Applicable Statutory Provisions

            The following sections of the Act and the Commission's rules thereunder are or may be directly or indirectly applicable to the proposed transaction:

Sections of the Act     Transactions to which section or rule is or may be
                        applicable:

2(a)(7), 2(a)(8) Request for declaration that Intermediate Companies are not holding companies or subsidiary companies, solely for purposes of Section 11(b)(2)

4, 5 Registration of National Grid as a holding company following the consummation of the Merger

9(a)(2), 10             Acquisition by National Grid of common stock of NEES
                        public utility subsidiary companies

11(b)                   Retention by National Grid of other businesses

12(c) Authority to pay dividends out of capital or unearned surplus

13 Approval of the Service Agreement and services provided to affiliates thereunder by New England Power Service Company [if any National Grid affiliates are added to Service Agreement]

14, 15                  Reporting, books and records



Rules

45(a), 52               Financing transactions, generally

80-91                   Affiliate transactions, generally

93, 94 Accounts, records and annual reports by subsidiary service company

To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the merger, such sections and rules should be considered to be set forth in this Item 3.

C.    Legal Analysis



            Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." Under the definition set forth in Section 2(a)(11)A), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company."

            Granite State, Mass. Electric, Nantucket, Narragansett, NEP, NEET, N.H. Hydro, Mass. Hydro and Vermont Yankee Nuclear Power Corporation (the "Utility Subsidiaries") also NEET, NH Hydro, and Massachusetts Hydro are public utility companies as defined in Section 2(a)(5) of the Act. Because National Grid directly or indirectly, will acquire more than five percent of the voting securities of each of the Utility Subsidiaries as a result of the merger, and thus will become an "affiliate" as defined in Section 2(a)(11)(A) of the Act of the Utility Subsidiaries as a result of the merger, National Grid must obtain the approval of the Commission for the Merger under Sections 9(a)(2) and 10 of the Act. The statutory standards to be considered by the Commission in evaluating the proposed transaction are set forth in Sections 10(b), 10(c) and 10(f) of the Act.

            As set forth more fully below, the Merger complies with all of the applicable provisions of Section 10 of the Act and should be approved by the Commission because:


      -     the consideration to be paid in the Merger is fair and reasonable;

      - the Merger will not create detrimental interlocking relations or concentration of control;

      - the Merger will not result in an unduly complicated capital structure for the National Grid system;

      - the Merger is in the public interest and the interests of investors and consumers;

      -     the Merger is consistent with Sections 8 and 11 of the Act;

      - the Merger tends towards the economical and efficient development of an integrated public utility system; and

      -     the Merger will comply with all applicable state laws



      3.    Section 10(b)



            Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:



      (1) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interests of investors or consumers;

      (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

      (3) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.



            b.    Section 10(b)(1)



                  i.    Interlocking Relationships



            By its nature, any Merger results in new links between theretofore unrelated companies. Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), as modified, Holding Co. Act Release No. 25273 (March 15,
1991), aff'd sub nom. City of Holyoke v. SEC, 972 F.2d 358 (D.C. Cir. 1992) ("interlocking relationships are necessary to integrate [the two merging entities]"). The Merger Agreement provides for the Board of Directors of National Grid to be composed of members drawn from the Boards of Directors of both National Grid and NEES. This is necessary to integrate NEES fully into the National Grid system and will therefore be in the public interest and the interests of investors and consumers. Forging such relations is beneficial to the protected interests under the Act and thus are not prohibited by Section 10(b)(1).



                  ii.   Concentration of Control



            Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Corp., 43 S.E.C. 693, 700 (1968). As discussed below, the Merger will not create a "huge, complex, and irrational system," but rather will result in a new holding company over a previously-approved integrated electric utility system. See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (Feb. 26, 1988), aff'd in part and rev'd in part sub nom., Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed, Holding Co. Act Release No. 25377 (Sept. 18, 1991).



            Competitive Effects: In Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990), the Commission stated that "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." National Grid and NEES will file Notification and Report Forms with the DOJ and FTC pursuant to the HSR Act describing the effects of the Merger on competition in the relevant market and it is a condition to the consummation of the Merger that the applicable waiting periods under the HSR Act shall have expired or been terminated.



            In addition, the competitive impact of the Merger will be fully considered by the FERC pursuant to Section 203 of the Federal Power Act in its review of the Merger. As explained more fully in the FERC application, a copy of which is attached hereto as Exhibit D-1.1, the Merger will not have an adverse effect on competition. NEES and its subsidiary companies, on the one hand, and National Grid and its related companies, on the other, do not have facilities or sell products in any common geographic markets. With the exception of NEES Global, which does some limited consulting work outside of the United States, the NEES companies operate exclusively in the United States, selling electricity and transmission, distribution and related energy services. National Grid and its subsidiary companies operate almost exclusively in the United Kingdom and other countries outside the United States.

            For these reasons, the Merger will not "tend toward interlocking relations or the concentration of control" of public utility companies, of a kind or to the extent detrimental to the public interest or the interests of investors or customers within the meaning of Section 10(b)(1).



            c.    Section 10(b)(2) -- Fairness of Consideration



            Section 10(b)(2) requires the Commission to determine whether the consideration to be given by National Grid to the holders of NEES common stock in connection with the Merger is reasonable and whether it bears a fair relation to investment in and earning capacity of the utility assets underlying the securities being acquired. Market prices at which securities are traded have always been strong indicators as to values. As shown in the table below, the quarterly price data, high and low, for NEES common stock provide support for the consideration of $53.75 for each share of NEES common stock.




--------------------------------------------------------------------------------
                                                  NEES

                                High              Low             Dividends
                                ----              ---             ---------
--------------------------------------------------------------------------------
1996
First Quarter                 40 5/8             36 1/8            $0.59

Second Quarter                36 7/8             32 7/8              0.59

Third Quarter                 36 3/8             31 1/8              0.59

Fourth Quarter                35 5/8             31                  0.59

--------------------------------------------------------------------------------
1997

First Quarter                 35 5/8             33 3/8             0.59

Second Quarter                37 1/8             33 1/4             0.59

Third Quarter                 39 11/16           36 1/4             0.59

Fourth Quarter                43 5/16            37 1/4             0.59
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1998

First Quarter                 45 13/16           41                 0.59

Second Quarter                45 9/16            40 5/8             0.59

Third Quarter                 45 3/8             38 15/16           0.59

Fourth Quarter                49 1/8             40 5/16            0.59
--------------------------------------------------------------------------------



            On December 11, 1998, the last full trading day before the public announcement of the execution and delivery of the Merger Agreement, the closing price per share as reported on the NYSE-Composite Transaction of NEES common stock was $43.



            In addition, the consideration is the product of extensive and vigorous arms-length negotiations between National Grid and NEES. These negotiations were preceded by months of due diligence, analysis and evaluation of the assets, liabilities and business prospects of the respective companies. See National Grid Circular (Exhibit C-2 hereto); NEES proxy statement (Exhibit C-1 hereto).



            Finally, internationally-recognized investment bankers for both National Grid and NEES have reviewed extensive information concerning the companies and analyzed a variety of valuation methodologies, and have provided advice to the companies that the consideration is fair, from a financial point of view, to the holders of National Grid ordinary shares and NEES common stock. The investment bankers' analyses are attached hereto. See National Grid Circular (Exhibit C-2); Opinion of Merrill Lynch, Pierce, Fenner & Smith, Incorporated (Exhibit G-1).



            In light of these opinions and an analysis of all relevant factors, including the benefits that may be realized as a result of the Merger, National Grid believes that the consideration for the Merger bears a fair relation to the sums invested in, and the earning capacity of, the utility assets of NEES.

            d.    Section 10(b)(2) -- Reasonableness of Fees



            National Grid believes that the overall fees, commissions and expenses incurred and to be incurred in connection with the Merger are reasonable and fair in light of the size and complexity of the Merger relative to other transactions and the anticipated benefits of the Merger to the public, investors and consumers; that they are consistent with recent precedent; and that they meet the standards of Section 10(b)(2).



            As set forth in Item 2 of this Application/Declaration, National Grid and NEES together expect to incur a combined total of approximately $37 million in fees, commissions and expenses in connection with the Merger. By contrast, American Electric Power Company and Central and South West Corporation have represented that they expect to incur total transaction fees and regulatory processing fees of approximately $53 million, including financial advisory fees of approximately $31 million, in connection with their proposed Merger.



            The Applicants believe that the estimated fees and expenses in this matter bear a fair relation to the value of NEES and the strategic benefits to be achieved by the Merger, and further that the fees and expenses are fair and reasonable in light of the complexity of the Merger. See Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992), modified on other grounds, Holding Co. Act Release No. 25550 (June 4, 1992) (noting that fees and expenses must bear a fair relation to the value of the company to be acquired and the benefits to be achieved in connection with the acquisition). Based on the price of NEES stock on December 11, 1998, the Merger would be valued at approximately $3.2 billion. The total estimated fees and expenses of $37 million represent approximately 1.15% of the value of the consideration to be paid by National Grid Company, and are consistent with (and are in fact generally lower than) percentages previously approved by the Commission. See, e.g., Entergy Corp., Holding Co. Act Release No. 25952 (Dec. 17, 1993) (fees and expenses represented approximately 1.7% of the value of the consideration paid to the shareholders of Gulf States Utilities); Northeast Utilities, Holding Co.

Act Release No. 25548 (June 3, 1992) (approximately 2% of the value of the assets to be acquired).



            d.    Section 10(b)(3)



            Section 10(b)(3) requires the Commission to determine whether a proposed acquisition will unduly complicate the acquiror's capital structure or will be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the resulting system.



            For the reasons that follow, the capital structure of National Grid will not be unduly complicated nor will it be detrimental to the public interest, the interest of investors or consumers or the proper functioning of the combined system.



            The Applicants are proposing a structure for the Merger that will be completely transparent between National Grid and NEES and will meet all of the requirements of the 1935 Act.



            In the Merger, current common shareholders of NEES will receive cash (in the aggregate, the "Cash Consideration") in exchange for their NEES shares. National Grid proposes to obtain the amount of cash comprising the Cash Consideration from existing cash resources and through the Bank Loans. The Bank Loans will be straightforward commercial loans from sophisticated commercial lenders directly to National Grid. The Bank Loans will be full recourse obligations of National Grid and will be neither guaranteed by, nor secured by any assets of, any subsidiary of National Grid which directly or indirectly owns equity securities of NEES. In no event will National Grid issue any equity or debt securities to NEES shareholders as consideration for the Merger and the acquisition of NEES.



            Upon consummation of the Merger, NEES will become a wholly owned indirect subsidiary of National Grid. National Grid proposes to hold its interest in NEES through the Intermediate Companies. Each of the Intermediate Companies will be organized under the laws of either a member state of the European Union with which the U.S. has a comprehensive Double Taxation Treaty or a state of the U.S. All of the Intermediate Companies will be directly or indirectly wholly owned by National Grid and will have no public or private institutional equity or debt holders. The Intermediate Companies will be capitalized with equity and/or debt all of which will be held by either National Grid, UK Finance (as a debtholder only) or another Intermediate Company. The ultimate U.S. parent of NEES will be capitalized with both equity and debt, to be held by one or more of the Intermediate Companies. None of the Intermediate Companies will be engaged in any business or trade other than the business of owning, directly or indirectly, equity securities of NEES and the financing transactions which are the subject of this memorandum and none of the Intermediate Companies will be regulated by U.K. or other third country regulatory authorities having jurisdiction over electricity rates and service.



            As a wholly owned indirect subsidiary of National Grid, NEES (or its corporate successor) will retain its designation as a registered holding company under the 1935 Act as well as its current capital structure. Neither NEES nor any of NEES's subsidiaries will incur any additional indebtedness or issue any securities to finance any part of the Cash Consideration. Except with respect to the effect in corporate structure resulting from the potential conversion of NEES from a business trust into a business corporation, the acquisition of NEES by National Grid and the corporate and financing mechanics summarized above are not designed or intended to alter or otherwise affect NEES's and NEES's subsidiaries current corporate structure and financing obligations as members of a registered holding company system.



            It is contemplated that NEES and each of its subsidiaries will each continue to pay dividends (and, in the case of NEES's subsidiaries, dividends on preferred stock and interest on and principal of long-term debt). Dividends paid by NEES may ultimately be used by National Grid or UK Finance, as the case may be, to pay interest on and principal of the Bank Loans.



                  i. The presence of debt at more than one level of the National Grid system does not "unduly complicate" the capital structure of that company for purposes of
                        Section 10(b)(3).



            Implementation of the Transaction structure requires that a number of steps be taken in a specified sequence in order to achieve the economic benefits of the Transaction structure as an entirety. While many of the individual transactional steps necessary to implement the Transaction structure will occur prior to consummation of the Merger at a time when National Grid will continue to enjoy the benefits of exemption under Rule 5, completion of a number of the steps necessary to implement the Transaction structure will occur shortly following consummation of the Merger and, thus, will be subject to SEC review. We request that the SEC view all of the steps necessary to implement the Transaction structure in their entirety as they are, in fact, constituent elements comprising a single transaction.



            In addition, we recognize that, in prior matters involving the formation of a registered holding company, the SEC has considered preliminary financing transactions (i.e., transactions occurring prior to the formation of a registered holding company) in view of their effect on the capital structure of the resulting holding company. For example, in connection with the Merger of Atlantic Energy, Inc. and Delmarva Power & Light Co., the SEC took occasion to comment on the fact that the resulting registered holding company would have two classes of common stock -- notwithstanding that, at the time the letter or tracking stock was issued, the issuer was not a registered holding company. The SEC did not address the specific question of whether it had jurisdiction to pass on the securities issuance but instead noted that, under
Section 7(c)(2)(A) of the 1935 Act, a registered holding company can issue other than "plain vanilla" securities "solely . . . for the purpose of effecting a Merger, consolidation, or other reorganization." Conectiv, Inc., Holding Company Act Release No. 26832 (Feb. 25, 1998). Accordingly, to the extent that the SEC might choose to treat any element of the implementation of the Transaction structure, such as the borrowing of the Bank Loans, as a jurisdictional event, there is express statutory provision for such transactions under Section 7(c)(2)(A) of the 1935 Act. The applicants note further that the Commission has previously approved the use of parent-level debt by a registered electric utility holding company in connection with a cross-border transaction. In General Public Utilities Corporation, Holding Co. Act Release No. 26559 (Aug. 23, 1996), the Commission authorized GPU to issue and sell debentures with terms of one to up to 40 years and to use the proceeds of such financings to, among other things, "fund the acquisition of interests, and to make investments, in .
 . . foreign utility companies," and "for other GPU corporate purposes."



            Nor does the presence of parent level debt to be used for general working capital represent an undue complication of the capital structure of National Grid for purposes of Section 10(b)(1). In the first instance, to the extent that the debt is associated with facilities that have been entered into before National Grid becomes a registered holding company, it should be grandfathered for purposes of the Act. Second, and more important, Section 7(c)(2)(D) expressly provides for the issuance of nontraditional securities if "such security is to be issued or sold solely for necessary or urgent corporate purposes of the declarant where the requirements of the provisions of paragraph
(1) would impose an unreasonable financial burden upon the declarant and are not necessary or appropriate in the public interest or for the protection of investors or consumers." Registered gas systems have relied on this provision for years in connection with their routine financing transactions. See, e.g., The Columbia Gas

System, Inc., Holding Co. Act Release No. 26634 (Dec. 23, 1996) (authorizing Columbia to issue external, long-term debt which, in the aggregate with equity financing issued by Columbia, would not exceed $5 billion at any one time outstanding through December 31, 2001). In addition, as noted above, the Commission has also authorized registered electric systems to issue parent-level debt for general corporate purposes. General Public Utilities Corporation, Holding Co. Act Release No. 26559 (Aug. 23, 1996).



            Further, the issue for purposes of Section 10(b)(3) is not the existence of parent-level debt per se. Rather, the question is whether it is permissible for a registered system to have debt at more than one level. Again, the Commission has answered that question in the affirmative. In the 1992 amendments to Rule 52, the Commission eliminated the requirement that a public-utility subsidiary company could issue debt to nonassociates only if its parent holding company had issued no securities other than common stock and short-term debt. The rule release explains:



            Condition (6) provides that a public-utility subsidiary company may issue and sell securities to nonassociates only if its parent holding company has issued no securities other than common stock and short-term debt. All eight commenters that considered this condition recommended that it be eliminated. They noted that it may be appropriate for a holding company to issue and sell long-term debt and that such a transaction is subject to prior Commission approval. They further observed that other controls, that did not exist when the statute was enacted, provide assurance that such financings will not lead to abuse. These include the likely adverse reaction of rating agencies to excessive amounts of debt at the parent holding company level and the disclosure required of companies seeking public capital. The Commission agrees with these observations and also noted the power of many state utility commissions to limit the ability of utility subsidiaries to service holding company debt by restricting the payment of dividends to the parent company. The Commission concludes that this provision should be eliminated.



Exemption of Issuance and Sale of Certain Securities by Public-Utility Subsidiary Companies of Registered Public-Utility Holding Companies, Holding Co. Act Release No. 25573 (July 7, 1992).



            The Applicants have commissioned a study by Professor Julian Franks of the London Business School, working with independent consultants from the Brattle Group, to address the financial strength of the registered holding company system post-Merger. A copy of the study is attached as Exhibit J-3. The study examines National Grid's debt level after both the instant Merger and the acquisition by NEES of EUA, and concludes that National Grid's post-acquisition debt, relative to its projected rate base, will lie within a range for comparable U.S. utilities. Credit rating agencies have confirmed that National Grid will retain a strong credit rating. The debt issuances of National Grid currently have a rating of "AA" from Standard & Poor's and "A1" from Moody's. The major rating agencies have indicated that National Grid will retain at least an "A" rating post-Merger. The financial strength of the company is confirmed by the competitive terms under which National Grid has been able to secure financing for the proposed transaction.(4)





                        ii. The Merger will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system.

--------
      (4) The Applicants are submitting, on a confidential basis, a series of financial projections for NEES, EUA and the consolidated National Grid. The projections are intended to demonstrate the ability of National Grid to service its indebtedness in a reasonable manner.

            For the reasons set forth previously, and discussed below in the context of Section 10(c)(2), the Applicants believe that the proposed Merger will, in fact, benefit the protected interests and enhance the functioning of the resulting holding company systems. NEES and National Grid are requesting an affirmation from each of the affected state regulators that it has the authority and resources to protect consumers subject to its jurisdiction and that it intends to exercise that authority. In addition, National Grid commits that it will not seek recovery in higher rates to NEES ratepayers for any losses or inadequate returns that may be associated with its non-NEES investments. Accordingly, the proposed Merger will not be detrimental to the public interest or the interest of investors or consumers or the proper functioning of the registered holding company system.



      2.    Section 10(c)



            Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:



      (1) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

      (2) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system.

            a.    Section 10(c)(1)



            Section 10(c)(1), in the first instance, precludes approval of an acquisition that is unlawful under the standards of Section 8. That section, which requires compliance with the applicable state laws concerning the ownership or operation of the utility assets of an electric utility company and a gas utility company serving substantially the same territory, does not apply to the instant Merger.



            Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11. Section 11(a) directs the Commission:



                  to examine the corporate structure of every registered holding company and subsidiary company thereof, the relationships among the companies in the holding-company system of every such company and the character of the interests thereof and the properties owned or controlled thereby to determine the extent to which the corporate structure of such holding-company system and the companies therein may be simplified, unnecessary complexities therein eliminated, voting power fairly and equitably distributed among the holders of securities thereof, and the properties and business thereof confined to those necessary or appropriate to the operations of an integrated public-utility system.



Sections 11(b)(1) and 11(b)(2) provide further directions concerning the specifics of a permissible registered holding company system.

                  i. The Merger will satisfy the requirements of Section 11(b)(1), as incorporated by Section 10(c)(1).



            Section 11(b)(1) directs the Commission:



                  To require . . . that each registered holding company, and each subsidiary company thereof, shall take such take such action as the Commission shall find necessary to limit the operations of the holding-company system of which such company is a part to a single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system. . . .
            The Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public-utility systems the retention of an interest in any business (other than the business of a public-utility company as such) which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.



For purposes of the single system requirement, the Merger would simply impose a new holding company structure over a fully-integrated electric utility system.



            The question then becomes whether the "other businesses" of National Grid are retainable under the standards of Section 11 and the statutory amendments thereto. For the reasons that follow, the Applicants believe that the nonutility interests are fully retainable consistent with Commission precedent:

      o National Grid Company will claim exemption as a foreign utility company ("FUCO") pursuant to Rule 57 under Section 33 of the Act.



      o National Grid Insurance Limited, which is an insurance subsidiary formed in connection with the self-insured retention of National Grid Company's transmission assets, is retainable consistent with the Commission's precedent concerning captive insurance companies. See, e.g., The Columbia Gas System, Inc., Holding Co. Act Release No. 26596 (Oct. 25, 1996) (authorizing the formation of a wholly-owned captive insurance company).



      o National Grid International Limited, which serves as an intermediate holding company for certain of the overseas operations of National Grid, will be qualified as a FUCO pursuant to Rule 57 under Section 33 of the Act.



      o The National Grid Group Quest Trustees Limited, which is the trustee company for the National Grid Group qualifying employee share ownership trust. The Commission has previously approved Employees' Share Ownership Plan.



      o NGG Telecoms Limited, which holds National Grid's interest in Energis, will seek to be qualified as an exempt telecommunications company within the meaning of Section 34 of the Act.



      o NatGrid Finance provides financial management services to National Grid Group and is retainable consistent with the Commission's precedent concerning companies providing intrasystem financial services. See e.g., Central and South

            West Corporation, Holding Company Act Release No. 23767 (July 19,
            1985) (authorizing formation of subsidiary to factor intrasystem receivables) and Ameren Corporation, Holding Co. Act (December 30,
            1997) (permitting retention of subsidiary providing intrasystem investment services).



                  ii. The Merger will satisfy the requirements of Section 11(b)(2), as incorporated by Section 10(c)(1).



            Section 11(b)(2) further directs the Commission:



                  To require . . . that each registered holding company, and each subsidiary company thereof, shall take such steps as the Commission shall find necessary to ensure that the corporate structure or continued existence of any company in the holding-company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding-company system. In carrying out the provisions of this paragraph the Commission shall require each registered holding company (and any such company in the same holding company system with such holding company) to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company. Except for the purpose of fairly and equitably distributing voting power among the security holders of such company, nothing in this paragraph shall authorize the Commission to require any change in the corporate structure or existence or any company which is not a holding company, or of any company whose principal business is that of a public-utility company.



There are two sets of issues under Section 11(b)(2): first, will the corporate structure or continued existence of any company unduly or unnecessarily complicate the structure of the National Grid holding company system post-Merger and, second, will the Merger result in an unfair or inequitable distribution of voting power among the security holders of National Grid? As explained more fully below, any apparent complexity in the resulting holding company system is justified by the economic efficiencies to be achieved thereby. Further, there will be no inequitable distribution of voting power as a result of the proposed Merger.



            The principal economic effect of the Transaction structure will be to permit National Grid to maximize after-tax returns, given that the consideration for the Merger will be funded by external borrowings in the U.K. and cash in the U.K.. The only external parties to the contemplated transactions will be the sophisticated commercial lenders that will be advancing moneys to National Grid or UK Finance, as the case may be, under fully negotiated lending agreements, none of which will involve any guarantees by, or pledges of assets from, National Grid's other subsidiaries, including NEES and its operating companies.



            It is common practice for U.K. based multinational corporations to hold their non-U.K. subsidiaries through one or more intermediary companies incorporated under the laws of European Union member states. These types of transaction structures are implemented to minimize the impact of tax on the repatriation of dividends and interest to the U.K. and are understood by the U.K. tax authorities. National Grid has used this type of structure in connection with its other foreign investments. Again, in considering the appropriateness of the transaction structure, the Applicants ask the staff to recognize that this type of corporate and financing structure is normal for cross-border transactions. In that connection, it is worth noting that U.S. registered holding companies already employ similar structures in connection with their, albeit out-bound, cross-border transactions. See, e.g., Exhibit H from the Form U5S filed by The Southern Company for the year ended December 31, 1997, detailing the ownership structure for the system's exempt wholesale generators ("EWGs") and FUCOs.(5)



            o National Grid's Corporate Structure Will Not Be "Unduly or Unnecessarily" Complicated.



            As noted above, National Grid's proposed transaction structure is more complicated than the traditional corporate structure commonly used by U.S. registered holding companies with respect to their U.S. subsidiaries and operations in that there will be more corporate layers between National Grid and NEES than there are, for example, between NEES and its operating subsidiaries. The Applicants believe that the structure is nonetheless appropriate in that the type of corporate structure proposed by National Grid with its principal objective being to maximize after-tax returns is, however, the norm rather than the exception for cross-border transactions generally. Moreover, as to its future U.S. subsidiaries and regulated utility operations; i.e., the NEES system, National Grid proposes to continue the current NEES corporate and holding company system structure.(6)



            Further, the Intermediate Companies will not be means by which National Grid seeks to diffuse control of NEES and its subsidiary companies. Rather, these companies will be created as special-purpose entities for the sole purpose of helping the parties to capture economic efficiencies that might otherwise be lost in a cross-border transaction. There will be

--------
      (5) We recognize that Section 11(b)(2) does not, by its terms, apply to acquisitions of EWGs and FUCOs because these entities, by definition, are not "public utility companies" within the meaning of the 1935 Act.

      (6) Although NEP is technically a holding company, the structure should not be a long-term concern due to shut-down/probable sale of Yankee companies.

no third-party investors; each of the Intermediate Companies will be wholly-owned, directly or indirectly, by National Grid. Nor will the "upper structure" affect the operation of NEES and its subsidiaries; indeed, the corporate structure "downstream" from NEES will remain unaffected as a result of the proposed Merger. Finally, at the end of the day, both National Grid and NEES will be fully regulated registered holding companies. Accordingly, the Applicants submit that this is not the type of situation that concerned the drafters of the Act, and that the Commission should thus exercise its discretion to find that any apparent complexity of the proposed transaction structure is neither undue nor unnecessary.



            The Commission has in the past, consistent with its role as the administrative agency with the expertise, authority and discretion to administer the 1935 Act in a responsive manner, giving due regard to relevant policy considerations, recognized the necessity of permitting the continued existence of intermediate holding companies in registered holding company systems in order to achieve economic and tax efficiencies that would not otherwise be achievable in the absence of such arrangements. Thus, in specific cases where the issue was considered, the Commission exercised reasonable discretion and, on the basis of other relevant provisions of the 1935 Act, expressly permitted the continued existence of intermediate holding companies in a registered holding company system, apparently on a finding of "no harm, no foul" and giving due regard to the economic desirability of the corporate structure and other arrangements. See, e.g., West Penn Railways Co., Holding Company Act Release No. 953 (Jan. 3,
1938) (expressly authorizing the continued existence of an intermediate holding company); and West Texas Utilities Co., Holding Co. Act Release No. 4068 (Jan. 25, 1943) (reserving jurisdiction under Section 11(b)(2) in connection with acquisition that resulted in the creation of a "great grandfather" company). In each of these matters, the Commission apparently concluded that the economic benefits associated with the additional corporate layers in the holding company system outweighed the potential for harm and the possibility that there could be a recurrence of the financial abuses that the 1935 Act was intended to eliminate. See West Penn Railways ("The substantial traction interests of the West Penn Railways Company make it impractical, from a financial standpoint, to eliminate it as a separate corporation."); and West Texas Utilities Co. (noting likely bankruptcy of acquired company in the event transaction not approved).



            In the specific cases in which the issue was considered and the Commission ultimately determined to permit the continued existence of intermediate companies in a registered holding company system, in an apparent contradiction of the "great-grandfather" provisions of Section 11(b)(2) (when viewed in isolation), the Commission, in an exercise of reasonable discretion, relied on other provisions of the 1935 Act, such as the definitions of "holding company" and "subsidiary company," to find that such intermediate companies could be excluded from designation as "holding companies" and "subsidiary companies," respectively, and, thus, could be exempted from the "elimination" provisions of Section 11(b). Based on that precedent, the Applicants ask the Commission to exercise its discretion to declare the Intermediate Companies not be subsidiary companies or holding companies, solely for purposes of compliance with the "great-grandfather" provisions of Section 11(b)(2).



            It is again worth emphasizing that none of the economic planning reflected in the proposed transaction structure will result in any change in the corporate organization of the NEES system (other than the change in organization of NEES from business trust to corporation) or in the financing transactions undertaken by NEES and its subsidiaries. NEES will receive cash in the form of equity from National Grid to pay the Cash Consideration and neither NEES nor any of NEES's subsidiaries will borrow or issue any security or pledge any assets to finance any part of the Cash Consideration. Thus, there is no possibility that implementation and continuance of the proposed Transaction structure could result in an undue or unnecessary capital structure to the detriment of the public interest or the interest of consumers.

            The Applicants thus request that the Commission exercise its authority and discretion (under all relevant sections of the 1935 Act and considering the policy of the 1935 Act as a whole) to approve the transaction structure in the instant situation because, as with "out-bound" investments by U.S. registered holding companies, the "layers of complication" are in fact the economically necessary and efficient bridge by which cross-border transactions are generally accomplished.



            o     Voting Power Will Be Fairly and Equitably Distributed.



            National Grid is a public corporation organized under and domiciled in the U.K.. Its shares are listed on, and trade on, the London Stock Exchange. The vast majority of National Grid's 800,000 public shareholders are not U.S. residents. National Grid has a small number of American Depositary Shares in the U.S. which trade as ADRs and are principally held by U.S. institutions. American Depositary Shares, in the aggregate, account for less than 1% of National Grid's publicly issued shares. National Grid's shareholders and ADR holders must vote to approve the Merger under applicable requirements of the London Stock Exchange. The moneys necessary to pay the Cash Consideration will be borrowed by National Grid or UK Finance, as the case may be, from sophisticated commercial lenders and the financing has been documented in fully negotiated loan agreements. None of the Intermediate Companies in the chain of ownership between National Grid and NEES, and including NEES, will have any public or private institutional equity or debt holders (all such equity or debt will be held only by National Grid and/or one or more of the Intermediate Companies). NEES's operating subsidiaries have, and will continue to have, publicly issued preferred stock and long-term debt. The terms of these securities will not be altered or modified or otherwise affected by virtue of the Merger or the proposed Transaction structure. Thus, as there are no direct or indirect security holders of NEES with whom National Grid must share voting power, there is no possibility that voting power among security holders of the National Grid holding company system could be unfairly or inequitably distributed.

            o     Policy Considerations.



            The Commission has publicly confirmed that the 1935 Act does not bar the acquisition of a U.S. utility by a non-U.S. person. See Gaz Metropolitain, Inc., Holding Company Act Release No. 35-26170 (1994). The question now presented is whether the Commission will permit such transactions to proceed in an economically desirable and efficient manner. Following the Merger, National Grid will register as a holding company under Section 5 of the 1935 Act and will be fully subject to Commission regulation and oversight with respect to its U.S. operations. Moreover, no component of the transaction structure implicates the abuses identified in Section 1(b) of the 1935 Act associated with holding companies prior to 1935. In this regard, the absence of public and private institutional investors in the National Grid-NEES ownership chain and the commitment on the part of National Grid to retain the NEES/NEES subsidiary corporate and financing structure are critical to the analysis. No aspect of the proposed transaction structure will work to the detriment of the public interest or the interests of investors or consumers. National Grid's intention in implementing the proposed transaction structure is to bridge the differing legal, regulatory and tax regimes in the U.K. and the U.S. while maximizing after-tax returns from the National Grid-NEES combination. In other situations, the Commission has recognized that efforts to achieve economic efficiencies and synergies through tax savings are "in the ordinary course of business" of a registered holding company. See Central and South West Corporation, Holding Company Act Release No. 23578 (1985) ("It can hardly be argued that for a business to attempt to reduce its tax liability is anything but an indication of prudent management and is not uncommon in the non-regulated business sector. For such businesses to attempt such reductions can fairly be characterized as being in the ordinary course of business... The Commission can think of no argument which suggests that attempting to reduce one's tax liability should not also be considered to be in the ordinary course of business for a regulated utility holding company.").

            Section 11(b)(2) of the 1935 Act directs the Commission to require the elimination of any "undue or unnecessary" complication in the capital structures of registered holding company systems. As an administrative agency, the Commission has an obligation to use its expertise and authority to achieve statutory objectives of the 1935 Act. No provision of the 1935 Act, however, requires the Commission to ignore the realities of commercial practice that are commonplace in cross-border transactions or the benefits that may be obtained through the use of sophisticated corporate and financial planning techniques when such techniques do not result in any detriment to the protected interests under the 1935 Act. Rather, the Applicants submit that the attempt to maximize after-tax returns in connection with a Merger is an indication of prudent management and typical in the non-regulated business sector. Accordingly, the policy and practice under the 1935 Act provide a compelling rationale for approving the proposed transaction structure for the National Grid-NEES combination.



            The Applicants note that maintaining an efficient post-acquisition structure will require them to respond quickly to changes in matters such as tax and accounting rules, including by making appropriate revisions after consummation of the Merger to the "upper structure" between NGG and NEES that will not have any material impact on the financial condition or operations of NEES and its subsidiaries or of NGG. For the reasons noted above, and especially the lack of any third party interests in the upper structure, the Applicants request authorization to make these non-material corporate structure changes without having to seek specific authority from the Commission for each change, subject to the condition that no change (i) will result in the introduction of any third party interests in the upper structure, (ii) will introduce a non-European Union or non-U.S. entity into the upper structure or (iii) will have any material impact on the financial condition or operations of NEES and its subsidiaries or of NGG.



            b.    Section 10(c)(2)

            The standards of Section 10(c)(2) are satisfied because the Merger will tend toward the economical and efficient development of an integrated public utility system, thereby serving the public interest, as required by that section of the Act. Integration is not an issue in that the Merger will simply impose a new holding company structure over an existing integrated electric utility system. The analysis under Section 10(c)(2) focuses then on the associated benefits, the so-called "economies and efficiencies" as a result of the proposed transaction.



            The first part of the discussion will focus on the perceived benefits to customers, employees and shareholders, arising from the transaction. The second part will then consider the more strategic benefits which the transaction will bring to New England.



                  o     Benefits to customers, employees and shareholders



            NEES shareholders will benefit from the consideration received for their shares on closure of the transaction. The base consideration of $53.75 per share is equal to 125% of the $43 market value of the shares on the last trading day before the Merger was announced. The purchase price will be subject to adjustment, dependent on the time of closing, and will be paid in cash. The NEES Board has received an opinion from Merrill Lynch, Pierce, Fenner & Smith, an investment banking firm with extensive experience in utility Mergers, that the consideration for the Merger is fair to shareholders and in line with comparable utility Mergers.



            For NEES employees the transaction represents an opportunity for growth as the company becomes the U. S. base of operations for a large international group. National Grid has expressed intentions to expand and consolidate its operations in this country, which will bring expanded opportunities for employees. The transaction will ensure that NEES and its employees remain active in the restructuring debate in the United States, while National Grid's expanding foreign operations will provide opportunities for NEES employees abroad.

            Benefits to customers fall in three categories. First, National Grid has significant expertise in providing the infrastructure, dispatch and power exchange necessary for an efficient power supply market. Power supply is the major cost element of electricity and is crucially influenced by the efficient development of the market for the product. The efficient provision of the infrastructure to let the supply market develop will facilitate the increase in potential suppliers of electricity, with the competition so generated leading to lower and more stable prices for the unregulated supply component of electric service.



            Second, there will be savings and efficiencies associated with the NEES-National Grid Merger itself. The two companies are currently in the process of evaluating integration possibilities, aimed at eliminating duplication and implementing best practices. National Grid's significantly larger scale, both in financial and operational terms, will enhance the ability of NEES to utilise new developments in transmission and distribution technology, information systems, and capital markets, where these can be seen to bring economic benefit.



            Third, the Merger will allow further pursuit of consolidation in the electric utility business. The restructuring of the industry in New England and the divestiture of generation by companies owning transmission and distribution interests has left a fragmented infrastructure with individual companies of too small a size to fully exploit economies of scale. NEES, with its already low distribution prices and profit margins, is not in a position on its own to pursue significant further regional consolidation. This transaction will allow further consolidations and consolidation savings to be pursued, while maintaining low rates for customers. The agreement for NEES to acquire EUA, while not in itself conditional on the NEES-National Grid Merger, is entirely consistent with this strategy.



                  o     Strategic benefits

            National Grid owns, operates and maintains the high voltage network in England and Wales, which connects power stations with distribution networks. This transmission network consists of approximately 4,300 route miles of overhead lines and 400 miles of underground cables, both operating principally at voltages of 400kV and 275kV. National Grid also owns and operates interconnectors which enable electricity to be transferred between the England and Wales market and Scotland and France. National Grid also has investments in transmission businesses in Argentina and Zambia and direct experience of operating and maintaining systems in those countries.



            A key factor in the efficient development of a competitive electricity supply market is the provision of open access on non-discriminatory terms to the electric transmission system. National Grid, as holder of the only transmission licence for England and Wales, is obliged facilitate competition in the generation and supply of electricity and to offer terms for connection to and use of its transmission system to those who request it. Since 1990, National Grid has received over 70 applications from generators seeking to use the transmission system and is obliged to provide a formal offer of connection, including all technical and commercial terms, within 90 days.



            In addition, National Grid is the system operator for England and Wales, with an obligation to schedule and dispatch generation to meet demand, while maintaining security of the transmission system and supply quality. Through wholly-owned subsidiaries, National Grid also provides data collection and settlement services to facilitate the competitive electricity supply market. The development of new generation sources and of new competing electricity supply companies, since the restructuring of the electric industry, has seen the price of electricity fall by 15-25% in real terms, depending on customer class.



            Another relevant feature of National Grid's experience is its financial incentivization. In England and Wales both its wires ownership and system operation activities are subject to incentive forms of regulation. These provide a direct stimulus for National Grid to improve the efficiency of its licensed activities and this has led to significant benefits for both customers and shareholders. Supply quality is assured through the requirement for National Grid to work to prescribed standards and to report annually on system performance to the industry regulator. National Grid's experience of this sort is not limited to England and Wales, since its operation of the transmission system in Argentina is also subject to financial incentivization.



            The Merger comes at a time of substantial change in the United States electricity industry, with reform and restructuring proceeding nationwide and in particular in New England. The intentions of National Grid and NEES to pursue consolidation and rationalization of transmission and distribution in the region are seen as being fully consistent with the views of the FERC on the development of strong Regional Transmission Organisations. NEPOOL and the New England Independent System Operator are grappling with many complex issues on transmission pricing, congestion management and market price determination as they attempt to advance the development of the electric market in New England. National Grid does not claim that its experience or the solutions which have been reached for similar issues in England and Wales can be simplistically transplanted to the United States. However, its experience in addressing and finding appropriate solutions to similar problems, both in the U.K. and in other countries, will be important in facilitating the development of electricity markets in the United States and in the timely achievement of the benefits which such markets can bring.



            Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met. See American Electric Power Co., 46 S.E.C. 1299, 1320-1321 (1978). Further, the Commission has recognized that while some potential benefits cannot be precisely estimated, nevertheless they too are entitled to be considered: "[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable." Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986) (citation omitted). See Energy East Corporation,

Holding Co. Act Release No. 26976 (Feb. 12, 1999) (authorizing acquisition based on strategic benefits and potential but presently unquantifiable savings).



            3.    Section 10(f)



            Section 10(f) provides that:



            The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect to such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.



As described in Item 4 of this Application/Declaration, and as evidenced by the applications and the requested certification from each of the affected state regulators, the Applicants intend to comply with all applicable state laws related to the proposed transaction.



      B.    Other Statutory Provisions



            1.    Sections 6 and 7, and Rule 53



            The Applicants seek confirmation that preexisting investments in FUCOs will not be counted toward the cap on "aggregate investment" for purposes of Rule 53. The basis for this request is two-fold: First, in an analogous situation, the Commission has traditionally grandfathered nonutility investments made before an entity became part of a registered system. See, e.g., New Century Energies, Holding Co. Act Release No. 26748 (Aug. 1, 1997). Thus, investments in "energy-related companies" that predate registration of the investor are not counted toward "aggregate investment" for purposes of Rule 58. Although there is no case on point, the Applicants believe that the same accommodation should be made for preexisting FUCO investments for purposes of Rule 53, simply as a matter of comity.



            Second, and perhaps more important, there is no equitable basis for including National Grid's preexisting FUCO holdings in the calculation of "aggregate investment" because, unlike the FUCO investments of U.S. utility affiliates, registered or not, no part of the capital currently invested in National Grid's FUCO operations can be deemed to be derived, directly or directly, from captive U.S. ratepayers.



            2.    Section 13 -- Intrasystem Provision of Services



            All services provided by National Grid system companies to other National Grid system companies will be in accordance with the requirements of
Section 13 of the Act and the rules promulgated thereunder. National Grid is aware that questions concerning the FERC's policy in this area are likely to arise with respect to affiliate transactions involving the New England Power Company, Mass. Electric, Narragansett, New England Electric Transmission Corporation, New England Hydro-Transmission Electric Company, Inc. and AllEnergy Marketing Company, L.L.C., companies that are public utilities under the Federal Power Act. In connection with the requested FERC authorization, the applicants in that matter have represented that "with respect to any transaction between any member company of the NEES system and National Grid and any of its subsidiary or affiliated companies, the NEES Companies will abide by [FERC] policy regarding intra-affiliate transactions." See FERC Application, attached hereto as Exhibit D-1.1. The FERC intra-corporate transactions policy, with respect to non-power goods and services, generally requires that affiliates or associates of a public utility not sell non-power goods and services to the public utility at a price above market; and sales of non-power goods and services by a public utility to its affiliates or associates be at the public utility's cost for such goods and services or market value for such goods and services, whichever is higher.



            The Applicants recognize that affiliate transactions among the member companies of National Grid will be subject of the jurisdiction of the Commission under Section 13(b) of the Act and the rules and regulations thereunder. That section generally requires that affiliate transactions involving system utilities be "at cost, fairly or equitably allocated among such companies." See also Rule 90. Nonetheless, National Grid believes that, as a practical matter, there should not be any irreconcilable inconsistency between the application of the Commission's "at cost" standard and the FERC's policies with respect to intra-system transactions as applied to National Grid.



            On this basis, the applicants believe that National Grid will be able to comply with the requirements of both the FERC and the "at cost" and fair and equitable allocation of cost requirements of Section 13, including Rules 87, 90 and 91 thereunder, for all services, sale and construction contracts between associate companies and with the holding company parent unless otherwise permitted by the Commission by rule or order.



            The Service Company, which has been previously approved by the Commission, will continue to provide the NEES companies, pursuant to the Standard Form of Service Contract ("Standard Form"), with a variety of administrative, management and support services, including services relating to electric power planning, electric system operations, materials management, facilities and real estate, accounting, budgeting and financial forecasting, finance and treasury, rates and regulation, legal, internal audit, corporate communications, environmental, fuel procurement, corporate planning, investor relations, human resources, marketing and customer services, information systems and general administrative and executive management services. It is contemplated that the Standard Form will be amended to provide for services to entities that will become associate companies of NEES and its subsidiaries, by virtue of the proposed Merger. In accordance with the Standard Form, Exhibit B-2, services provided by the Service Company will be directly assigned, distributed or allocated by activity, project, program, work order or other appropriate basis. To accomplish this, employees of the Service Company will record transactions utilizing the existing data capture and accounting systems of each client company. Costs will be accumulated in accounts of the Service Company and directly assigned, distributed and allocated to the appropriate client company in accordance with the guidelines set forth in Schedule II of the Standard Form.



            The Service Company's accounting and cost allocation methods and procedures are structured so as to comply with the Commission's standards for service companies in registered holding-company systems. The Service Company's billing system will use the "Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies" established by the Commission for service companies of registered holding-company systems, as may be adjusted to use the FERC uniform system of accounts.



            As compensation for services, the Standard Form states that Services provided by the Service Company will be rendered "at cost, fairly and equitably allocated." Where more than one company is involved in or has received benefits from a service performed, the Standard Form provides that costs will be allocated, between or among such companies on an equitable basis by means of an allocation formula, in accordance with the methods set forth in Schedule II to the Standard Form. Thus, for financial reporting purposes, charges for all services provided by the Service Company to affiliates will be on an "at cost" basis as determined under Rules 90 and 91 of the Act.



            No change in the organization of the Service Company, the type and character of the companies to be serviced (other than the amendment discussed above to include services for the National Grid associate companies), the methods of allocating costs to associate companies, or in the scope or character of the services to be rendered subject to Section 13 of the Act, or any rule, regulation or order thereunder, shall be made unless and until the Service Company shall first have given the Commission written notice of the proposed change not less than 60 days prior to the proposed effectiveness of any such change. If, upon the receipt of any such notice, the Commission shall notify the Service Company within the 60-day period that a question exists as to whether the proposed change is consistent with the provisions of Section 13 of the Act, or of any rule, regulation or order thereunder, then the proposed change shall not become effective unless and until the Service Company shall have filed with the Commission an appropriate declaration regarding such proposed change and the Commission shall have permitted such declaration to become effective.



            3.    Sections 14 and 15 -- Jurisdiction



            Pursuant to these sections, the Commission has broad authority over, and access to, the books and records and reporting of companies in a registered holding company system. As noted previously, National Grid is preparing the necessary documentation which will enable it to become listed on the New York Stock Exchange through a full ADR program sometime prior to the closing of this transaction. For that purpose, National Grid will provide financial statements for the fiscal year ended March 31, 1999 that include a reconciliation of net income and shareholders' equity in accordance with US Generally Accepted Accounting Principles ("US GAAP").



            It should be further noted that the utility assets of National Grid Company are accounted for on the basis required by the U.K. regulator, rather than that used for purposes of U.S. ratemaking proceedings, and rates for U.K. regulated utilities are also determined in a different manner than those for U.S. regulated companies. These issues are discussed at length in the attached paper by Professor Franks. See Exhibit J-3.

            In addition, National Grid undertakes and agrees to file, and will cause each of its present and future directors and officers, who is not a resident of the United States, to file with the Commission irrevocable designation of the party's custodian as an agent in the United States to accept service of process in any suit, action or proceeding before the Commission or any appropriate court to enforce the provisions of the acts administered by the Commission.



Item 4.       Regulatory Approvals



            Set forth below is a summary of the regulatory approvals that National Grid and NEES expect to obtain in connection with the Merger.



      A.    Antitrust



            The Merger is subject to the requirements of the HSR Act and the rules and regulations thereunder, which provide that certain acquisition transactions may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and until certain waiting periods have been terminated or have expired. The expiration or earlier termination of the HSR Act waiting period would not preclude the Antitrust Division or the FTC from challenging the Merger on antitrust grounds. Neither NEES nor National Grid Group believes that the Merger will violate federal antitrust laws. If the Merger is not consummated within 12 months after the expiration or earlier termination of the initial HSR Act waiting period, NEES and National Grid Group would be required to submit new information to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Merger could be consummated. NEES and National Grid Group intend to file their premerger notifications in the spring of 1999.

            B.    Federal Power Act



            Section 203 of the Federal Power Act (the "FPA") provides that no public utility may sell or otherwise dispose of its facilities subject to the jurisdiction of the FERC or, directly or indirectly, merge or consolidate such facilities with those of any other person or acquire any security of any other public utility without first having obtained authorization from the FERC. Because this transaction involves a change in ownership and control of NEES's public utility subsidiaries, the prior approval of the FERC under FPA Section 203 is required in order to consummate the Merger.



      Under Section 203 of the FPA, the FERC is directed to approve a Merger if it finds such Merger "consistent with the public interest." In reviewing a Merger, the FERC generally evaluates: (1) whether the Merger will adversely affect competition; (2) whether the Merger will adversely affect rates; and (3) whether the Merger will impair the effectiveness of regulation. NEES and National Grid Group believe the proposed Merger satisfies these standards.



      NEES's public utility subsidiaries filed an application with the FERC on March 10, 1999 requesting that the FERC approve the Merger under Section 203 of the EPA. The FERC issued a notice on March 10, 1999, indicating the comment period relating to this application expires on May 10, 1999.


      C.    Atomic Energy Act


            Since NEP holds licenses issued by the Nuclear Regulatory Commission ("NRC") in connection with that subsidiary's interests in various nuclear power plants and also holds minority common stock interest in corporations that hold such licenses, the Merger (which would constitute an indirect transfer of NEP's licenses to National Grid Group) requires NRC approval under the Atomic Energy Act of 1954. The Atomic Energy Act effectively prohibits foreign ownership or control of a nuclear license (as distinct from the physical plant). National Grid Group is a foreign entity within the meaning of the Atomic Energy Act. NEES and National Grid Group believe they can satisfy NRC concerns about foreign ownership and control. NEP's minority interests in the common stock of corporations that hold nuclear licenses does not give NEES control over such facilities or the licensee for the facilities, and therefore the indirect acquisition by National Grid Group of NEP's interest will not be inconsistent with the Atomic Energy Act. In addition, although NEP owns a minority interest in two nuclear facilities and therefore has minority, non-operating ownership licenses with respect to those facilities, NEP has no control over the facilities themselves, and a recently issued NRC review procedure regarding foreign ownership or control provides that foreign ownership of such minority non-operating licenses is permissible, provided that the licensee agrees to conditions that prevent foreign domination or control of the facility. NEES and National Grid Group have filed an application with the NRC agreeing to such conditions on March 16, 1999. The foreign ownership issue could extend the time otherwise required for NRC approval of license transfers related to the Merger.



      D.    Exon-Florio



            The Committee on Foreign Investment in the United States ("CFIUS") may review and investigate the Merger under Exon-Florio, and the President of the United States or his designee is empowered to take certain actions in relation to Mergers, acquisitions and takeovers by foreign persons which could result in foreign control of persons engaged in interstate commerce in the United States pursuant to Exon-Florio. In particular, Exon-Florio enables the President to block or reverse any acquisitions by foreign persons which threaten to impair the national security of the United States. Before the Merger may be consummated, any CFIUS review and investigation of the Merger under Exon-Florio must have terminated, and the President must not have taken any of his authorized actions under Exon-Florio. NEES and National Grid Group believe that the Merger does not threaten to impair the national security of the United States and that the Merger will receive Exon-Florio clearance.

      E     State Regulatory Approval



            The Merger does not require the approval of the MDTE or the RIPUC. The merger also will not require the approval of the NHPUC if the jurisdictional companies in New Hampshire, Granite State and NEP, affirm that the transaction will not adversely offset their rates, terms, service or operations. The merger does require the approval of the VPSB and the CDPUC.



            While the MDTE does not have jurisdiction over the merger, NEES and National Grid made an informational filing on March 8, 1999 with the MDTE, describing the merger and the benefits of the merger to ratepayers. As part of the filing, the companies advised the MDTE that the SEC would be seeking a certification from the MDTE, the RIPUC and the NHPUC that each of the state commissions has the authority and resources to protect ratepayers in matter such as rates, financings, affiliate transactions and the financial integrity of the operating utility within its state and additionally that the commission intends to continue to exercise its authority.



            On March 18, 1999, the companies made a similar informational filing with the NHPUC and requested certification from the NHPUC to the SEC that it has the authority and resources to protect ratepayers. The companies also filed affidavits attesting to the fact that the transaction would not adversely affect ratepayers and that there would be no change in the NHPUC's jurisdiction over Granite State and NEP as a result of the merger. The companies believe that as a result of the filing no approval is required by the NHPUC of the merger.



            While the RIPUC has indicated that no filing with it is required, a copy of the informational filing made with the MDTE was given to the RIPUC. Additionally, the companies will be meeting with the RI PUC and staff to answer any questions they may have and to request that a certification to the SEC from the RIPUC that it has the authority and resources to protect ratepayers.



            NEP has a small amount of transmission assets in Vermont and therefore is deemed to be a Vermont public utility. While the VPSB has no regulatory jurisdiction over NEP's operations, under Vermont law it does have authority to approve the merger. The company will be filing for approval of the Merger by the VPSB within the next two weeks.



            The CDPUC has jurisdiction over the transaction because of NEP's minority ownership interest in the Millstone III Nuclear Power Plant. A filing is expected to be made with the CDPUC within the next two weeks.



                                  * * * * *



Finally, pursuant to Rule 24 under the Act, the Applicants represent that the transactions proposed in this filing shall be carried out in accordance with the terms and conditions of, and for the purposes stated in, the declaration-application no later than December 31, 2004.



Item 5.     Procedure



            The Commission is respectfully requested to issue and publish not later than April 30, 1999 the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than May 31, 1999 by which comments may be entered and a date not later than August 30, 1999 as the date after which an order of the Commission granting and permitting this Application to become effective may be entered by the Commission.

            It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the proposed Merger. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.



Item 6.      Exhibits and Financial Statements



A.    Exhibits

      A-1 Memorandum and Articles of Association of The National Grid Group plc.

      A-2 Agreement and Declaration of Trust of New England Electric System (filed as Exhibit 3 to the 1994 NEES Form 10-K (File No. 1-3446), and incorporated herein by reference).

      A-2.2 Proposed amendment to the NEES Agreement and Declaration of Trust
            (included in Exhibit C-1 hereto).

      B-1 Agreement and Plan of Merger, dated as of December 11, 1998, by and among NEES, National Grid Group and NGG Holdings LLC (included in Exhibit C-1 hereto).

      B-2   NEES Standard Form of Service Contract, as amended

      B-3 Credit Agreement (to be filed by amendment).

      C-1 Proxy Statement of NEES for the shareholders meeting to be held in connection with the Merger (to be filed by amendment).

      C-2 Circular of National Grid Group for the extraordinary general meeting of shareholders to be held in connection with the Merger (to be filed by amendment).

      D-1.1 Joint Application of New England Power Company, Massachusetts
            Electric Company, The Narragansett Electric Company, New England Electric Transmission Corporation, New England Hydro-Transmission Corporation, New England Hydro-Transmission Electric Company Inc., AllEnergy Marketing Company, L.L.C. and NGG Holdings LLC before the FERC.

      D-1.2 Order of the FERC (to be filed by amendment).

      D-2.1 Application of New England Power Company before the NRC.

      D-2.2 Order of the NRC (to be filed by amendment).

      D-3.1 Submission to the MDTE.

      D-3.2 Response from the MDTE (to be filed by amendment).

      D-4.1 Submission to the RIPUC (to be filed by amendment).

      D-4.2 Response from the RIPUC (to be filed by amendment).

      D-5.1 Submission to the NHPUC.

      D-5.2 Response from the NHPUC (to be filed by amendment).

      D-6.1 Submission to the VPSB (to be filed by amendment).

      D-6.2 Response from the VPSB (to be filed by amendment).

      D-7.1 Submission to the CDPUC (to be filed by amendment).

      D-7.2 Order of the CDPUC (to be filed by amendment).

      E-1   Map of service territory of NEES (filed in paper format on Form SE).

      E-2   NGG Corporate Chart.

      E-3   NEES Corporate Chart.

      F-1.1 Opinion of Counsel - National Grid Group (to be filed by amendment).

      F-1.2 Opinion of Counsel - NEES (to be filed by amendment).

      F-2   Past tense opinion of counsel (to be filed by amendment).

      G-1 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (see Exhibit C- 1, supra).

      H-1 Annual Report of National Grid Group dated March 31, 1998 (filed in paper format on Form SE).

      H-2 Annual Report on Form 10-K of NEES for the year ended December 31, 1998 (to be filed by amendment).

      H-3 Form U5S of NEES for the year ended December 31, 1998 (to be filed by amendment).

      I-1   Proposed Form of Notice.

      J-1   Description of Nonutility Subsidiaries of National Grid.

      J-2   Merger Structure and Description of Intermediate Companies

      J-3 "The Financial Strength of the National Grid Group and the Proposed Acquisitions of NEES and EUA," Julian Franks and the Brattle Group (March, 1999) (filed in paper format on Form SE).

      K-1   Financial Data Schedule (to be filed by amendment).

B.    Financial Statements

      FS-1 National Grid Group Unaudited Pro Forma Condensed Consolidated Balance Sheet (to be filed by amendment).

      FS-2 National Grid Group Unaudited Pro Forma Condensed Consolidated Statement of Income (to be filed by amendment).

      FS-3 Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (to be filed by amendment).

      FS-4 National Grid Group Consolidated Balance Sheet (to be filed by amendment).

      FS-5 National Grid Group Consolidated Statement of Income (to be filed by amendment).

      FS-6 NEES Consolidated Balance Sheet as of December 31, 1998 (to be filed by amendment).

      FS-7 NEES Consolidated Statement of Income for the twelve months ended December 31, 1998 (to be filed by amendment).



Item 7.      Information as to Environmental Effects



             The Merger neither involves a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the Merger will not result in changes in the operations of NEES and its subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                   SIGNATURE



             Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Application/Declaration Inc. to be signed on behalf by the undersigned thereunto duly authorized.



Date:  March  26, 1999



                                    /s/ Jonathan M. G. Carlton
                                    --------------------------
                                    Jonathan M. G. Carlton

                                    Business Development Manager -- Regulation

                                    /s/ Kirk Ramsauer
                                    --------------------------
                                    Kirk Ramsauer
                                    Assistant General Counsel